November 22, 2011

Mr. Jonathan Wiggins

Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U.S.A.

Re:	Nomura Holdings, Inc. (“Nomura”) Form 20-F for the Fiscal Year Ended March 31, 2011 Filed June 30, 2011
File No. 001-15270

Dear Mr. Wiggins:

We refer to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), dated November 9, 2011 (the “Letter”) with respect to Nomura’s annual report on Form 20-F for the year ended March 31, 2011 filed with the SEC on June 30, 2011. Our responses to the Staff’s comments in the Letter are set forth below. For your convenience, we have included the text of the Staff’s comments below and have keyed our responses accordingly.

Form 20-F for the Fiscal Year Ended March 31, 2011

Contingencies, page F-108

1.	We note your response to comment 3 from our letter dated September 20, 2011 and reissue the comment in part, as follows:

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Your proposed disclosure that “the reasonably possible loss for the matter would not exceed the amount specified in each case” does not specifically state the estimate of the reasonable possible loss or range of reasonably possible loss. Please revise in future filings to disclose the estimate of the reasonable possible loss or range of reasonably possible loss in excess of the amounts accrued.

Response:

We propose to further clarify the proposed disclosure by specifying that the specific amount alleged in a disclosure is Nomura’s current estimate of the maximum reasonably possible loss as indicated in the description of each disclosure. Accordingly we will, beginning with our Form 20-F annual report for the fiscal year ending March 31, 2012, include the following revised introductory language in our future filings on Form 20-F. In addition, following the introductory language, in each description of a particular matter that specifies a damage amount claimed by a counterparty, we will add a similar statement to the effect that “the specified amount alleged is Nomura’s current estimate of the maximum reasonably possible loss from this matter”.

Contingencies—

Investigations, lawsuits and other legal proceedings

In the normal course of business as a global financial services entity, Nomura is involved in investigations, lawsuits and other legal proceedings and, as a result, may suffer loss from any fines, penalties or damages awarded against Nomura, any settlements Nomura chooses to make to resolve a matter, and legal and other advisory costs incurred to support and formulate a defense.

The ability to predict the outcome of these actions and proceedings is inherently difficult, particularly where claimants are seeking substantial or indeterminate damages, where investigations and legal proceedings are at an early stage, where the matters present novel legal theories or involve a large number of parties, or which take place in foreign jurisdictions with complex or unclear laws.

Nomura regularly evaluates each legal proceeding and claim on a case-by-case basis in consultation with external legal counsel to assess whether an estimate of possible loss or range of loss can be made, if accruals are not appropriate. In accordance with ASC 450 “Contingencies” (“ASC 450”), Nomura recognizes a liability for this risk of loss arising on each individual matter when a loss is probable and the amount of such loss can be reasonably estimated. The amount recognized as a liability is reviewed at least quarterly and is revised when further information becomes available. If these criteria are not met for an individual matter, such as if an estimated loss is only reasonably possible rather than probable, no liability is recognized. However, where a material loss is reasonably possible, Nomura discloses details of the legal proceeding or claim below. Under ASC 450 an event is defined as reasonably possible if the chance of the loss to Nomura is more than remote but less than probable.

The most significant actions and proceedings against Nomura are summarized below. Nomura believes that, based on current information available as of the date of these consolidated financial statements, the ultimate resolution of these actions and proceedings will not be material to Nomura’s financial condition. However, an adverse outcome in certain of these matters could have a material adverse effect on the consolidated results of operations or cash flows in a particular quarter or annual period.

For those significant actions and proceedings described below where the counterparty has alleged a specific amount of damages, Nomura currently estimates that the reasonably possible loss for the matter would not exceed the amount specified in each case. For each of these matters, the specific amount alleged (which is Nomura’s current estimate of the maximum reasonably possible loss) is indicated in the description of the matter below.

For certain other significant actions and proceedings described below, management is unable to provide an estimate of the reasonably possible loss or range of reasonably possible losses because, among other reasons, (i) the proceedings are at such an early stage there is not enough information available to assess whether the stated grounds for the claim are viable; (ii) damages have not been identified by the claimant; (iii) damages are unsupported and/or exaggerated; (iv) there is uncertainty as to the outcome of pending appeals or motions; (v) there are significant legal issues to be resolved that may be dispositive, such as the applicability of statutes of limitations; and/or (vi) there are novel or unsettled legal theories underlying the claims.

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Your response states that your disclosures on page F-109 and page F-110 include statements that an estimate of the loss cannot be made in accordance with ASC 450-20-50. However, we note that your actual disclosure states that you cannot provide any meaningful estimate of your exposure to loss or to the existing unresolved demands or any additional breach of representation claims at this time. Please note that there is no requirement to have any level of precision or confidence in your estimate in order to provide this applicable disclosure. Please revise in future filings to disclose the estimate of the reasonable possible loss or range of reasonably possible loss in excess of the amounts accrued, or state that such an estimate cannot be made.

Response:

We will omit the word “meaningful” and state without such qualification that “Nomura cannot provide an estimate of exposure to loss…” in any future disclosure where we are unable to estimate reasonably possible loss, beginning with our Form 20-F annual report for the fiscal year ending March 31, 2012.

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Nomura acknowledges that:

•	Nomura is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	Nomura may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions about this response letter, please contact the undersigned by fax at 81-3-3274-4496.

Very truly yours,

/s/ Junko Nakagawa
Junko Nakagawa Chief Financial Officer

cc:	Eric McPhee (Division of Corporation Finance, Securities and Exchange Commission)

Izumi Akai
(Sullivan & Cromwell LLP)

Tadayuki Matsushige
(Ernst & Young ShinNihon LLC)